UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2005

THE BANK OF TOKYO-MITSUBISHI, LTD.

( Translation of registrant’s name into English )

7-1, Marunouchi 2-chome, Chiyoda-ku,

Tokyo 100-8388, Japan

( Address of principal executive offices )

[ Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F. ]

Form 20-F      X         Form 40-F

[ Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2( b ) under the Securities Exchange Act of 1934. ]

Yes                   No       X

This report on Form 6-K is hereby incorporated by reference into the prospectus constituting part of the registration statement on Form F-3 of The Bank of Tokyo-Mitsubishi, Ltd. (No. 333-11072.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2005

THE BANK OF TOKYO-MITSUBISHI, LTD

By	/s/ Junichirou Otsuda
Junichirou Otsuda
Chief Manager
General Affairs Office

Mitsubishi Tokyo Financial Group, Inc.

Notice concerning issuance “Non-dilutive” Preferred Securities

Tokyo, August 17, 2005 — Mitsubishi Tokyo Financial Group, Inc. (MTFG; President and CEO: Nobuo Kuroyanagi) hereby announces that its wholly owned subsidiary named MTFG Capital Finance Limited has decided the following with regard to the issuance of preferred securities (“Non-dilutive Preferred Securities”).

Issuer	MTFG Capital Finance Limited, which is a special purpose company established under the laws of the Cayman Islands, and which is wholly owned by MTFG.

Type of Security	Japanese Yen denominated non-cumulative perpetual preferred securities (no right to convert into MTFG’s shares is granted)

Issue Amount	165 billion Japanese Yen

Dividends	Dividend Rate 2.52 % per annum (Fixed rate until January 2016) Floating rate after January 2016

Issue Price	10 million Japanese Yen per preferred security

Issue Date	August 24, 2005

Use of Proceeds	To be provided to The Bank of Tokyo-Mitsubishi, Ltd., in order to strengthen its capital base

Liquidation Preference	The Non-dilutive Preferred Securities rank, as to rights to liquidation preferences, junior to the subordinated creditors and general creditors of MTFG, senior to the MTFG’s common shares, and effectively pari passu with MTFG’s preferred shares.

Method of Offering	Private placements to qualified institutional investors

This press release is solely for the purpose of providing information and does not constitute an invitation for any person to take action.

Contact:

Corporate Communications Office

Tel: 03-3240-9066

This notice with regard to the issuance of Non-dilutive Preferred Securities is published in order to publicly announce specific facts relating to the issuance, and does not constitute a solicitation of investment, or any similar act, in or outside of Japan. The Non-dilutive Preferred Securities have not been and will not be registered under the U.S. Securities Act of 1933 and may not be offered or sold in the United States, absent registration or an applicable exemption from registration requirements.